Mail Stop 3561

      February 21, 2006


Robert J. Ingato, Esq.
Executive Vice President
General Counsel and Secretary
CIT Group Inc.
1 CIT Drive
Livingston, New Jersey 07039

Re:	CIT Funding Company, LLC
	Amendment No. 1 to Registration Statement on Form S-3
	Filed February 10, 2006
      File No. 333-53688

Dear Mr. Ingato,

      We have reviewed your responses to the comments in our letter dated January 25, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General
1. While we note the revisions you have made in response to comment 6 of our letter dated January 25, 2006, please further revise to provide the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool and any class or series of the asset-backed securities represented by the assets to be acquired during the revolving period. See subparagraphs
(5)(iii) and (5)(iv) of Item 1103(a) of Regulation AB.

Prospectus Supplement

Summary
2. We note the additional disclosure you have provided in response to comment 8 of our letter dated January 25, 2006. Please similarly revise your summary section to provide a brief description of the interest rate swap. See Item 1103(a)(3)(ix) of Regulation AB. Additionally, revise the cover page of the prospectus supplement to indicate that an interest rate swap may be used and to identify the swap counterparty. See Item 1102(h).

The Issuing Entity, page S-28
3. We note your response prior comment 8 of our letter dated
January
25, 2006. While we note that your reference to "third party payments or other support" has been deleted from the summary section of the base prospectus, revise to make corresponding changes on page 72 of the base prospectus and throughout the filing as necessary. Likewise, while we note that you have deleted the reference to "other forms of credit enhancement" on page 72, you should make corresponding changes to page 10 of the base prospectus with respect to the last bullet point at the top of the page. Ensure that disclosure throughout the document is consistent.
4. As a follow-up to the comment above, revise the "Credit Enhancement" section of your base prospectus or include a separate discussion of derivatives, in order to reflect that you may use interest rate swaps, as you have indicated on page 10. Additionally, you should expand your disclosure to provide a description of the interest rate swaps you may use in the base prospectus.
5. While we note your response to prior comment 9 of our letter dated
January 25, 2006, the mechanics of the "cross-collateralization" to which you refer remains unclear. For example, the disclosure in your risk factors section seems to indicate that "cross-collateralization" may refer to cross-default provisions, in that one obligor may take out numerous loans that may be included in different contract pools.
Conversely, your disclosure on page S-28 and your response seem to indicate that one piece of equipment may secure two or more contracts included in the asset pools of different issuing entities. Please revise the disclosure throughout your filing to clarify. Additionally, if one piece of equipment may secure the contracts included in two separate issuing entities, please explain how only one issuing entity would have an interest in "the financial assets which form part of the securitization." In this regard, we note that you list security interests in the equipment financed by the contracts as part of the "issuing entity property."

The Swap Counterparty, page S-63
6. We note your disclosure indicating that no representation is made by the depositor or any of its affiliates as to the accuracy or completeness of the information in this section. Please note that a disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate.
Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Messeret Nega at (202) 551-3316. If you need further assistance, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 547-5444
	Mr. Howard Mulligan, Esq.
	McDermott Will & Emery LLP
	Telephone: (212) 574-5400

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Robert J. Ingato, Esq.
CIT Group Inc.
February 21, 2006
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